

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 1, 2011

Craig Sizer
Chief Executive Officer
Sanomedics International Holdings, Inc.
80 SW 8th Street, Suite 2180
Miami, FL 33130

> **Re: Sanomedics International Holdings, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed March 21, 2011**
> **File No. 000-54167**

Dear Mr. Sizer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Organizational History, page 2

1.   We note your revisions to prior comment 1; however, you should clarify your disclosure to indicate when the company "stopped filing" reports. You should also disclose when you became inactive for the first time and why you changed your name to Grand Niagara Mining given that your disclosure suggests that you were inactive at the time.

Raise Substantial Additional Capital, page 4

2.   We note that your disclosure indicates that cash will deplete by March 2011. Please reconcile this with your response and update accordingly to disclose how you continue to operate. File any material agreements.

Increase Research and Development, page 6

3.   It is unclear how the revisions in response to prior comment 6 alter your claims regarding accuracy and durability. We note that the language that you indicate has been deleted still appears in your document. We therefore reissue our comment.

Sales, Marketing and Advertising, page 9

4.   Regarding your response to prior comment 9, please clarify the source of your "other indemnity obligations." For example, are these obligations pursuant to a filed agreement?

Item 4: Security Ownership…, page 30

5.   Please tell us your basis for not disclosing Mr. Sizer's preferred stock holdings in the table on page 31. We note that he holds 25% of the outstanding preferred according to footnote (2).

Item 6: Executive Compensation, page 34

Summary Compensation Table, page 34

6.   We note your revisions in response to prior comment 14. Please tell us why you elected to disclose bonus amounts under the "All Other Compensation" column. Refer to Item 402(n) of Regulation S-K.

Item 7: Certain Relationships…, page 41

7.   Please tell us which exhibits contain the complete agreements for the five loans disclosed in the first sentence on page 42. We note, for example, that only the amendment to the June 30, 2010 note appears in exhibit 10.12.

Item 13. Financial Statements and Supplementary Data, page 48

Note 2. Summary of Significant Accounting Policies, page F-21

– Revenue Recognition, page F-22

8.   We note from your responses to comment 15 from our letter dated March 9, 2011 and comment 35 from our letter dated January 28, 2011 that you confirm the number of unsold units at year-end. It appears that you rely on this procedure in determining that you are able to reasonably estimate the returns for unsold product. Please explain to us in greater detail how you evaluate the estimate for returns of unsold product at each interim

period date. Clarify if you perform similar confirmation procedures that you describe for year-end. If not, explain what other procedures, if any, you perform to ensure that amounts presented at quarter-end are reasonable.

9.   Further to the above, please provide us with a rollforward of your reserve for the return of unsold product for each period in 2009 and 2010. The rollforward should include separate columns for the beginning reserve, additions to the reserve during the period for new sales, deductions from the reserve for charges against the reserve, any adjustments and the ending balance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel, at (202) 551-3314 if you have any other questions.

                                                Sincerely,

                                                Amanda Ravitz
                                                Assistant Director

cc (via fax):   Richard G. Kline
                 Hofheimer, Gartlir, and Gross